

Entity Profile Information

Viewed on October 16, 2024

NFA ID 0445200 MORGAN STANLEY BANK NA

Current Status Information

Branch ID	Status	Effective Date
	SWAP DEALER REGISTERED	08/15/2023
	NFA MEMBER APPROVED	04/26/2013

Status History Information

Status	Effective Date
SWAP DEALER REGISTERED	08/15/2023
NFA MEMBER APPROVED	04/26/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
NFA MEMBER PENDING	12/12/2012
SWAP DEALER PENDING	12/12/2012

Outstanding Requirements

Annual Due Date: 5/1/2025

No information available.

Disciplined Employee Summary